
BOLT

P.E.
6/30/06

AR/S

BOLT TECHNOLOGY CORPORATION 2006 ANNUAL REPORT


GLOBAL LEADER IN MARINE GEOPHYSICAL EQUIPMENT

Bolt Technology Corporation operates in two business segments - geophysical equipment and industrial products. The geophysical equipment segment includes the development, manufacture and sale of marine seismic energy sources (air guns), seismic source monitoring systems (SSMS), underwater electrical connectors and cables, air gun signature hydrophones and pressure transducers used by the marine seismic industry. The industrial products segment develops, manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors. Founded in 1960, the Company is headquartered in Norwalk, Connecticut. Our common stock trades on the American Stock Exchange under the ticker symbol BTJ.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data) Years Ended June 30	**2006**	2005	2004	2003	2002
Summary of Operations					
Sales	**$ 32,591**	$ 18,796	$ 14,806	$ 10,842	$ 17,991
Income (loss) before income taxes	**7,430**	2,500	1,308	(335)	3,089
Provision (benefit) for income taxes	**2,585**	841	455	(174)	1,218
Net income (loss)	**4,845**	1,659	853	(161)	1,871
Net cash provided by operating activities	**$ 1,508**	$ 1,978	$ 1,090	$ 519	$ 3,827
Average number of shares outstanding - diluted	**5,631**	5,533	5,489	5,414	5,416
Earnings (loss) per share - diluted	**$ 0.86**	$ 0.30	$ 0.16	$ (0.03)	$ 0.35
Financial Position Data					
Working capital	**$ 15,055**	$ 10,450	$ 9,330	$ 8,331	$ 8,479
Total assets	**34,611**	27,316	22,574	21,776	22,860
Long-term debt	**-**	-	-	-	-
Total liabilities	**6,279**	4,241	1,182	1,237	2,160
Stockholders' equity	**$ 28,332**	$ 23,075	$ 21,392	$ 20,539	$ 20,700


BOLT

BOLT TECHNOLOGY CORPORATION 2006 ANNUAL REPORT


A GLOBAL LEADER IN MARINE GEOPHYSICAL EQUIPMENT

Bolt Technology Corporation operates in two business segments - geophysical equipment and industrial products. The geophysical equipment segment includes the development, manufacture and sale of marine seismic energy sources (air guns), seismic source monitoring systems (SSMS), underwater electrical connectors and cables, air gun signature hydrophones and pressure transducers used by the marine seismic industry. The industrial products segment develops, manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors. Founded in 1960, the Company is headquartered in Norwalk, Connecticut. Our common stock trades on the American Stock Exchange under the ticker symbol BTJ.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data) Years Ended June 30	**2006**	2005	2004	2003	2002
Summary of Operations					
Sales	**$ 32,591**	$ 18,796	$ 14,806	$ 10,842	$ 17,991
Income (loss) before income taxes	**7,430**	2,500	1,308	(335)	3,089
Provision (benefit) for income taxes	**2,585**	841	455	(174)	1,218
Net income (loss)	**4,845**	1,659	853	(161)	1,871
Net cash provided by operating activities	**$ 1,508**	$ 1,978	$ 1,090	$ 519	$ 3,827
Average number of shares outstanding - diluted	**5,631**	5,533	5,489	5,414	5,416
Earnings (loss) per share - diluted	**$ 0.86**	$ 0.30	$ 0.16	$ (0.03)	$ 0.35
Financial Position Data					
Working capital	**$ 15,055**	$ 10,450	$ 9,330	$ 8,331	$ 8,479
Total assets	**34,611**	27,316	22,574	21,776	22,860
Long-term debt	-	-	-	-	-
Total liabilities	**6,279**	4,241	1,182	1,237	2,160
Stockholders' equity	**$ 28,332**	$ 23,075	$ 21,392	$ 20,539	$ 20,700

PRESIDENTS MESSAGE



Fiscal 2006 was a significant year for Bolt Technology Corporation. We marked our twenty-fifth year as a public company with record financial results, the highest in our Company's history.

Sales in fiscal 2006 increased 73% to $32,591,000 from $18,796,000 for fiscal 2005, income before income taxes increased 197% to $7,430,000 from $2,500,000 last year and net income increased 192% to $4,845,000 from $1,659,000 last year. While the major contribution to our record financial results was from our geophysical products business segment, our industrial products business segment also reported increases.

Our balance sheet strengthened considerably in fiscal 2006. Working Capital at June 30, 2006 amounted to $15,055,000 compared to $10,450,000 last year and we invested almost $1,000,000 in new production machinery and equipment. As has been the case since 2001, the Company remains debt free.

We were selected for inclusion in the Russell Microcap Index and we were included in the *Fortune Small Business* magazine's list of "America's Fastest Growing Small Companies"

The entire petroleum industry experienced record activity this year as a result of higher oil prices, increased worldwide demand for oil and concerns regarding future oil supply. In our offshore seismic exploration sector of the petroleum industry, we provide seismic energy sources (air guns), underwater electrical connectors and cables, seismic source monitoring systems, air gun signature hydrophones and pressure transducers. In view of the increased demand for oil, our customers have added additional seismic exploration vessels requiring new air guns and related equipment from us -- including shipment of several of our newest products, Annular Port Air Gun systems and Seismic Source Monitoring systems. The increased number of air guns in use has also increased demand for air gun replacement parts.

Our Company's fiscal 2006 financial performance resulted in two other noteworthy achievements –

- We were selected for inclusion in the Russell Microcap Index as of June 30, 2006 (the Russell Group's family of U.S. Indexes are one of the measures institutional equity managers use to follow stock performance)
- We were included in the *Fortune Small Business* magazine's list of "America's Fastest Growing Small Companies" as reported in the July/August 2006 issue of the magazine.

Going forward into fiscal 2007, we believe that our Company is well positioned to continue to participate in the current high activity level of the offshore seismic exploration market. We continue to produce top quality products and offer excellent customer service. The current level of sales orders, requests for quotations and general customer inquiries indicate that fiscal 2007 should be another strong year for Bolt.

Finally, on behalf of management, I wish to express our thanks to all of our employees for their contributions in making fiscal 2006 a record year for Bolt. I also thank our Directors for their guidance, counsel and oversight, and our Stockholders for their trust and continued confidence.

Raymond M. Soto
Chairman, President and Chief Executive Officer

The following management's discussion and analysis should be read together with the Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report. This discussion includes forward-looking statements about the demand for our products and future results. Please refer to the "Note Regarding Forward-Looking Statements" section of this Annual Report.

OVERVIEW

Sales of the Company's geophysical products are generally related to the level of worldwide oil and gas exploration and development activity, which is dependent, primarily, on oil and gas prices. After an industry wide slowdown in marine seismic activity in fiscal 2003, marine seismic exploration activity started to improve during fiscal 2004, and this improvement has continued throughout fiscal 2005 and fiscal 2006. The high price of oil, increased worldwide energy demand and the depletion of proven oil and natural gas reserves have contributed to an increased demand for marine seismic surveys. As a result, the Company's geophysical equipment sales increased 89% in fiscal 2006 compared to fiscal 2005 as customer orders increased substantially for complete energy source systems, replacement parts for energy source systems, SSMS and underwater electrical connectors and cables. The Company believes that the oil services industry will continue to show increased activity in fiscal 2007 based on several factors, including: the Company expects seismic vessel demand to exceed supply in calendar year 2006 and beyond, and expects increased demand to resurvey tracts using improved technology to obtain better seismic data and/or to survey new areas in deeper waters.

Sales in the industrial products segment decreased by 1% for the year ended June 30, 2006 compared to the year ended June 30, 2005. With continuing improvement in the U.S. economy, the Company anticipates that industrial products sales should increase in fiscal 2007.

Due primarily to the increase in the geophysical equipment business as described above, the Company's balance sheet continued to strengthen during fiscal 2006. Working Capital at June 30, 2006 was $15.1 million, an increase of 44% from the amount at June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, the Company believes that current cash and cash equivalent balances and projected cash flow from operations are adequate to meet foreseeable operating needs in fiscal 2007.

Year Ended June 30, 2006

At June 30, 2006, the Company had $4,580,000 in cash and cash equivalents. This amount is $926,000 or 25% higher than the amount of cash and cash equivalents at June 30, 2005. For fiscal 2006, cash flow from operating activities after changes in working capital items was $1,508,000 primarily due to net income adjusted for depreciation and deferred income taxes and higher current liabilities partially offset by higher accounts receivable and inventories.

For fiscal 2006, the Company used $994,000 for capital expenditures funded from operating cash flow which relate to new and replacement equipment. Of this amount, approximately $697,000 relates to the purchase of 2 new machines for the geophysical equipment segment. The Company estimates that capital expenditures for fiscal 2007 will approximate $500,000, which will be funded from operating cash flow. These anticipated capital expenditures will relate primarily to new and replacement production machinery.

Since a relatively small number of customers account for the majority of the Company's geophysical segment sales, the consolidated accounts receivable balance at the end of any period tends to be concentrated in a small number of customers. At June 30, 2006 and June 30, 2005, the five customers with the highest accounts receivable balances represented 71% and 69%, respectively, of the consolidated accounts receivable balances on those dates.

In October 1998, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to buy up to 500,000 shares of its Common Stock in open market or private transactions. Although the program remains authorized, the Company has not repurchased any shares and currently has no plan to make repurchases.

Year Ended June 30, 2005

At June 30, 2005, the Company had $3,654,000 in cash and cash equivalents. For the year ended June 30, 2005, cash and cash equivalents increased by $764,000 or 26% from the amount at June 30, 2004. Cash flow from operating activities after changes in operating assets and liabilities was $1,978,000 for the year ended June 30, 2005, primarily due to net income adjusted for depreciation and deferred income taxes and higher current liabilities partially offset by higher accounts receivable and inventories. Current liabilities at June 30, 2005 included a customer deposit of $414,000 received in the third quarter of fiscal 2005.

For the year ended June 30, 2005, the Company used $1,238,000 for capital expenditures funded from operating cash flow. Of this amount, $1,013,000 relates to the Company's purchase of the property in Cypress, Texas, where the Company's subsidiary, A-G, is located. The purchase was completed during the quarter ended March 31, 2005. The property consists of approximately five acres and a 30,000 square foot building which was constructed in 1997. The remaining capital expenditures ($225,000) relate to new and replacement equipment purchased in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements. In addition, the Company does not have any relationship with unconsolidated entities or any special purpose entities and has not issued any guarantees other than the guarantee of A-G's obligations under an employment agreement between A-G and A-G's president.

Contractual Obligations

The Company had no long-term borrowings, capital leases, purchase obligations or other long-term liabilities at June 30, 2006 and 2005. The Company is obligated for minimum lease payments as of June 30, 2006 under several operating leases for its facilities. The total minimum payments due under such leases is $584,000 payable during the following periods: less than one year - $347,000; and 1 to 3 years - $237,000.

Such amounts are exclusive of any "additional rent" for taxes, utilities or similar charges, under triple net leases. See Note 8 to the Consolidated Financial Statements under "Lease Commitments" for further information regarding future payments and other information relating to such leases.

Securities and Exchange Commission Informal Inquiry

By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. The Company has complied with the information requests of the Staff and has not received any requests for additional information since 2004.

RESULTS OF OPERATIONS

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

Consolidated sales for the year ended June 30, 2006 totaled $32,591,000, an increase of $13,795,000 or 73% from the fiscal year ended June 30, 2005. Sales of geophysical equipment increased by $13,842,000 or 89%, due to higher volume of sales of complete energy source systems ($8,879,000), air gun replacement parts ($2,178,000), underwater electrical connectors and cables ($2,216,000), and SSMS ($569,000). Higher sales in the geophysical equipment business reflect the continuing strength in marine seismic activity.

Industrial products sales for the year ended June 30, 2006 decreased by $47,000 or 1% compared to the year ended June 30, 2005. The fiscal 2006 sales decrease reflects lower electric motor sales. The Company anticipates that, with continuing improvement in the U.S. economy, industrial products sales will show improvement in fiscal 2007.

Consolidated cost of sales as a percentage of consolidated sales was 58% for the year ended June 30, 2006, unchanged from the year ended June 30, 2005. Cost of sales as a percentage of sales for the geophysical equipment segment was 59% for the year ended June 30, 2006 unchanged from the year ended June 30, 2005. The cost of sales percentage for geophysical equipment for the year ended June 30, 2006 was adversely affected by: (i) higher raw material costs; (ii) higher labor costs; and (iii) certain sales which included several items of auxiliary equipment purchased from third-party suppliers. Third-party auxiliary equipment has significantly lower margins than the Company's proprietary products. Effective February 1, 2006, the Company implemented a 6% price increase for air guns and related replacement parts in response to higher material and labor costs. Effective June 1, 2006, the Company implemented a 5% price increase for underwater electrical connectors and cables in response to higher material and labor costs. The adverse effect on the cost of sales percentage for geophysical equipment was offset by these price increases, resulting in an unchanged cost of sales percentage. Cost of sales as a percentage of sales for the industrial products segment increased from 56% for the year ended June 30, 2005 to 57% for the year ended June 30, 2006, reflecting higher compensation cost partially offset by lower retirement plan cost. The Company implemented a 3% price increase for industrial products effective April 1, 2006.

Research and development costs for the year ended June 30, 2006 increased by $18,000 or 7% from the year ended June 30, 2005. The reasons for this increase relate to further improvements to the Annular Port Air Guns (APG) guns and SSMS. SSMS is utilized to measure air gun depth, air pressure, "near field" energy output for each gun array and to provide high pressure air flow control, thereby enhancing the accuracy and therefore the usefulness of marine seismic survey data. The Company continues working on more advanced stages of SSMS that will deliver further benefits to customers.

Selling, general and administrative expenses increased by $859,000 for the year ended June 30, 2006 from the year ended June 30, 2005 primarily due to higher compensation expense ($829,000). The increase in compensation expense relates primarily to higher incentive compensation ($619,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2006 and 2005. The results of these tests indicated that there was no impairment of the June 30, 2006 and 2005 goodwill balances.

The provision for income taxes for the year ended June 30, 2006 was $2,585,000, an effective tax rate of 35%. This rate was higher than the federal statutory rate of 34%, primarily due to state income taxes, nondeductible expenses and income taxes attributable to goodwill amortization for tax purposes, partially offset by the tax benefit for export sales. The provision for income taxes for the year ended June 30, 2005 was $841,000, an effective tax rate of 34% which was the same rate as the federal statutory rate, pri-

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marily due to the effect of state income taxes, nondeductible expenses and income taxes attributable to goodwill amortization for tax purposes fully offset by the tax benefit of export sales.

The above mentioned factors resulted in net income for the year ended June 30, 2006 of $4,845,000 compared to net income of $1,659,000 for the year ended June 30, 2005.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

Consolidated sales for the year ended June 30, 2005 totaled $18,796,000, an increase of $3,990,000 or 27% from the fiscal year ended June 30, 2004. Sales of geophysical equipment increased by $3,808,000 or 32% due primarily to higher volume of complete energy source system sales ($416,000), air gun replacement parts ($1,866,000), underwater electrical connectors ($1,226,000) and SSMS ($300,000). Higher sales in the geophysical equipment business reflect the increase in marine seismic activity in fiscal 2005.

Industrial products sales for the year ended June 30, 2005 increased by $182,000 or 6% compared to the year ended June 30, 2004, reflecting higher volume associated with improvement in the domestic economy.

Consolidated cost of sales as a percentage of consolidated sales was 58% for the year ended June 30, 2005 versus 62% for the year ended June 30, 2004. Cost of sales as a percentage of sales for the geophysical segment decreased from 63% for the year ended June 30, 2004 to 59% for the year ended June 30, 2005, due primarily to: higher manufacturing efficiencies associated with the 32% sales increase, a smaller addition to the inventory valuation reserve in fiscal 2005 and the implementation of a 6% price increase in January 2005..Cost of sales as a percentage of sales for the industrial products segment was 56% for the year ended June 30, 2005, unchanged from the year ended June 30, 2004. Although manufacturing costs increased in the industrial products segment, such increase was offset by a 5% price increase effective January 2005 and higher manufacturing efficiencies associated with the 6% sales increase in fiscal 2005.

Research and development costs for the year ended June 30, 2005 increased by $63,000 or 30% from the year ended June 30, 2004. The major portion of the research and development cost increase relates to the Company's SSMS.

Selling, general and administrative expenses increased by $929,000 for the year ended June 30, 2005 from the year ended June 30, 2004 due primarily to higher: (a) compensation expense ($391,000), (b) professional fees ($112,000), (c) advertising and trade show expenses ($74,000) and (d) bad debt expense ($68,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2005 and 2004. The results of these tests indicated that there was no impairment of the June 30, 2005 and 2004 goodwill balances.

The provision for income taxes for the year ended June 30, 2005 was $841,000, an effective tax rate of 34%, which was the same as the federal statutory rate of 34%, primarily due to the effect of state income taxes and nondeductible expenses, and income taxes attributable to goodwill amortization for tax purposes, offset by the tax benefit for export sales. The provision for income taxes for the year ended June 30, 2004 was $455,000, an effective tax rate of 35%, which was higher than the federal statutory rate of 34%, primarily due to the effect of state income taxes and nondeductible expenses and income taxes attributable to goodwill amortization for tax purposes, partially offset by the tax benefit relating to export sales.

The above-mentioned factors resulted in a net income for the year ended June 30, 2005 of $1,659,000 compared to net income of $853,000 for the year ended June 30, 2004.

CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments the Company uses in applying the accounting policies most critical to its financial statements have a significant impact on the results the Company reports in its financial statements. The Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company's financial condition and results, and requires the Company to make its most difficult and subjective judgments.

Based on this definition, the Company's most critical policies include: revenue recognition; recording of inventory reserves; deferred taxes; and the potential impairment of goodwill. These policies are discussed below. The Company also has other key accounting policies, including the establishment of bad debt reserves. The Company believes that these other policies either do not generally require it to make estimates and judgments that are as difficult or as subjective, or that it is less likely that they would have a material impact on the Company's reported results of operations for a given period.

Although the Company believes that its estimates and assumptions are reasonable, these are based on information available at the end of each reporting period and involve inherent risks and uncertainties. Actual results may differ significantly from the Company's estimates and its estimates could be different using different assumptions or conditions.

See Note 1 to Consolidated Financial Statements for additional information concerning significant accounting policies.

Revenue Recognition

The Company recognizes sales revenue when it is realized and earned. The Company's reported sales revenue is based on meeting the following criteria: (1.) Manufacturing products based on customer specifications; (2.) Delivering product to the customer before the close of the reporting period, whereby delivery results in the transfer of ownership risk to the customer; (3.) Establishing a set sales price with the customer; (4.) Collecting the sales revenue from the customer is reasonably assured; (5.) No significant contingencies exist.

Inventory Reserves

A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonably supportable sales forecasts, an inventory valuation reserve has been established. The inventory valuation reserve is a significant estimate made by management. Actual results may differ from this estimate, and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2006 and 2005, approximately $1,253,000 and $1,944,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In certain instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2006, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $745,000. Management believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The inventory valuation reserve is adjusted at the close of each accounting period, as necessary, based on management's estimate of the valuation reserve required. This estimate is calculated on a consistent basis as determined by the Company's inventory valuation policy. Increases to the inventory valuation reserve result in a charge to cost of sales, and decreases to the reserve result in a credit to cost of sales. The inventory valuation reserve is also decreased when items are scrapped or disposed of. During the fiscal year ended June 30, 2006, the inventory valuation reserve was increased by $135,000, and disposals totaled $345,000.

Deferred Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment of whether it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. The Company reviews its internal forecasted sales and pre-tax earnings estimates to make its assessment about the utilization of deferred tax assets. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. If that assessment changes, a charge or a benefit would be recorded in the consolidated statement of income. The Company has concluded that no deferred tax valuation allowance was necessary at June 30, 2006 and June 30, 2005 because future taxable income is believed to be sufficient to utilize the deferred tax asset. Net deferred tax accounts decreased by $220,000 from a net deferred asset of $17,000 at June 30, 2005 to a net deferred liability of $203,000 at June 30, 2006, reflecting principally the utilization of the alternative minimum tax credit carryforward ($38,000), amortization of goodwill for tax purposes ($99,000) and reduction of the inventory valuation reserve ($82,000).

Goodwill Impairment Testing

As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2006 and 2005 and the tests indicated no impairment. The tests were conducted by management with the assistance of an independent valuation company. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G, which are two SFAS No. 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment and Custom Products is in the industrial products segment.

Goodwill represents approximately 32% of the Company's total assets at June 30, 2006 and is thus a significant estimate by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago. See Notes 1 and 2 to the Company's Consolidated Financial Statements for additional information concerning goodwill.

RECENT ACCOUNTING DEVELOPMENTS

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the

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financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that FIN 48 may have an impact on the Company's financial statements when there is uncertainty regarding a certain tax position taken or to be taken. In such a situation, the provisions of FIN 48 will be utilized to evaluate, measure and record the tax position, as appropriate.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company believes that SFAS 156 will not have an impact on the Company's consolidated financial statements because the Company does not service financial assets and liabilities.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which is an amendment of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company believes that SFAS 155 will not have an impact on the Company's consolidated financial statements because the Company does not engage in hybrid financial instruments, does not have any beneficial interests in securitized financial assets and does not have any special purpose entities.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which is a replacement of APB Opinion No. 20, "Accounting Changes" ("APB 20"), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 3"). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 will have an impact on the Company's financial statements in the future should there be voluntary changes in accounting principles.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations," which is an interpretation of SFAS Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." The Company believes that FIN 47 will not have an impact on the Company's consolidated financial statements because the Company has not engaged in and does not anticipate engaging in any conditional asset retirement obligations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the consolidated balance sheets of Bolt Technology Corporation and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bolt Technology Corporation and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, as of July 1, 2005.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Stamford, Connecticut
August 22, 2006

BOLT TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended June 30,		
	2006	2005	2004
REVENUES:			
Sales	**$ 32,591,000**	$ 18,796,000	$ 14,806,000
COSTS AND EXPENSES:			
Cost of sales	**19,049,000**	10,973,000	9,135,000
Research and development	**289,000**	271,000	208,000
Selling, general and administrative	**5,958,000**	5,099,000	4,170,000
Interest income	**(135,000)**	(47,000)	(15,000)
	25,161,000	16,296,000	13,498,000
Income before income taxes	**7,430,000**	2,500,000	1,308,000
Provision for income taxes	**2,585,000**	841,000	455,000
NET INCOME	**$ 4,845,000**	$ 1,659,000	$ 853,000
EARNINGS PER SHARE:			
Basic	**$ 0.89**	$ 0.31	$ 0.16
Diluted	**$ 0.86**	$ 0.30	$ 0.16
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	**5,464,266**	5,418,952	5,414,357
Diluted	**5,630,767**	5,533,382	5,488,510

See Notes to Consolidated Financial Statements.

BOLT TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30,	
	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 4,580,000**	$ 3,654,000
Accounts receivable, less allowance for uncollectible accounts of $93,000 in 2006 and $72,000 in 2005	**7,639,000**	3,043,000
Inventories	**8,196,000**	7,141,000
Deferred income taxes	**233,000**	354,000
Other current assets	**250,000**	162,000
	20,898,000	14,354,000
Property, Plant and Equipment:		
Land	**253,000**	253,000
Buildings	**760,000**	760,000
Leasehold improvements	**362,000**	348,000
Machinery and equipment	**7,427,000**	6,359,000
	8,802,000	7,720,000
Less accumulated depreciation and amortization	**(6,199,000)**	(5,905,000)
	2,603,000	1,815,000
Goodwill, net	**10,999,000**	11,042,000
Other assets	**111,000**	105,000
	$ 34,611,000	$ 27,316,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 2,389,000**	$ 2,100,000
Accrued expenses	**2,296,000**	1,042,000
Income taxes payable	**1,158,000**	348,000
Customer deposit	**-**	414,000
	5,843,000	3,904,000
Deferred income taxes	**436,000**	337,000
Total liabilities	**6,279,000**	4,241,000
Stockholders' equity:		
Common stock, no par value, authorized 9,000,000 shares; issued and outstanding 5,560,686 in 2006 and 5,423,960 in 2005	**26,588,000**	26,176,000
Retained Earnings (Accumulated deficit)	**1,744,000**	(3,101,000)
Total Stockholders' Equity	**28,332,000**	23,075,000
	$ 34,611,000	$ 27,316,000

See Notes to Consolidated Financial Statements.

BOLT TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 4,845,000**	$ 1,659,000	$ 853,000
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**294,000**	284,000	279,000
Deferred income taxes	**263,000**	469,000	415,000
	5,402,000	2,412,000	1,547,000
Change in operating assets and liabilities:			
Accounts receivable	**(4,596,000)**	(707,000)	(641,000)
Inventories	**(1,143,000)**	(2,454,000)	269,000
Other assets	**(94,000)**	5,000	(30,000)
Accounts payable	**289,000**	1,639,000	(19,000)
Accrued liabilities	**1,254,000**	376,000	(19,000)
Income taxes payable	**810,000**	293,000	(17,000)
Customer deposit	**(414,000)**	414,000	-
Net cash provided by operating activities	**1,508,000**	1,978,000	1,090,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	**(994,000)**	(1,238,000)	(122,000)
Net cash used in investing activities	**(994,000)**	(1,238,000)	(122,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Exercise of stock options	**412,000**	24,000	-
Net cash provided by financing activities	**412,000**	24,000	-
Net increase in cash	**926,000**	764,000	968,000
Cash and cash equivalents at beginning of year	**3,654,000**	2,890,000	1,922,000
Cash and cash equivalents at end of year	**$ 4,580,000**	$ 3,654,000	$ 2,890,000
Supplemental disclosure of cash flow information:			
Cash transactions:			
Income taxes paid	**$ 1,513,000**	$ 79,000	$ 63,000
Non-cash transactions:			
Transfer of inventory to property, plant and equipment	**$ 88,000**	$ -	$ 122,000

See Notes to Consolidated Financial Statements.

NOTE 1

Description of Business and Significant Accounting Policies

The Company consists of three operating units: Bolt Technology Corporation ("Bolt"), A-G Geophysical Products, Inc. ("A-G") and Custom Products Corporation ("Custom Products"). Bolt and A-G are in the "geophysical equipment" segment. Bolt manufactures and sells marine seismic energy sources (air guns) and replacement parts, and A-G manufactures and sells underwater cables, connectors, hydrophones and seismic source monitoring systems. Custom Products, which is in the "industrial products" segment, manufactures and sells miniature industrial clutches and brakes and sells sub-fractional horsepower electrical motors.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Bolt and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts

The allowance for uncollectible accounts is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for uncollectible accounts when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that the Company believes will be adequate to absorb estimated losses on existing accounts receivable, based on the evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic and industry conditions that may affect the customer's ability to pay. While the Company uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic and industry conditions or any other factors considered in the Company's evaluation.

Inventories

Inventories are valued at the lower of cost or market, with cost principally determined on an average cost method which approximates the first-in, first-out method. The Company maintains an inventory valuation reserve to provide for slow moving and obsolete inventory. Amounts are charged to the reserve when the Company scraps or disposes of inventory. See Note 3 to Consolidated Financial Statements for additional information concerning inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation for financial accounting purposes is computed using the straight-line method over the estimated useful lives of 15 to 30 years for buildings, over the term of the lease for leasehold improvements and 5 to 10 years for machinery and equipment. Major improvements which add to the productive capacity or extend the life of an asset are capitalized, while repairs and maintenance are charged to expense as incurred.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess cost over the value of net tangible assets acquired in business combinations and until June 30, 2001 was being amortized using the straight-line method over 20 years. Accumulated amortization at June 30, 2006 and 2005 was $1,750,000. Effective July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceased when the new standard was adopted. The standard also requires an annual goodwill impairment test. The goodwill balance was tested for impairment as of July 1, 2006 and 2005 and the tests indicated no impairment. The tests were conducted by management with the assistance of an independent valuation company. See Note 2 to Consolidated Financial Statements for additional information concerning goodwill.

The Company's other long-lived assets consist of property, plant and equipment and other non-current assets. The Company reviews for the impairment of these assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company's reviews as of June 30, 2006 and 2005 did not result in any indicators of impairment, and therefore no impairment tests were performed on these other long-lived assets.

Revenue Recognition and Warranty Costs

The Company recognizes sales revenue when it is realized and earned. The Company's reported sales revenue is based on meeting the following criteria: (1.) Manufacturing products based on customer specifications; (2.) Delivering product to the customer before the close of the reporting period, whereby delivery results in the transfer of ownership risk to the customer; (3.) Establishing a set sales price with the customer; (4) Collecting the sales revenue from the customer is reasonably assured; (5.) No significant contingencies exist.

Warranty costs and product returns incurred by the Company have not been significant.

Income Taxes

The provision for income taxes is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision (benefit) for income taxes is the sum of the amount of income tax paid or payable for the year determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities. See Note 4 to Consolidated Financial Statements for additional information concerning the provision for income taxes and deferred tax accounts.

Stock-Based Compensation

Effective July 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share Based Payment" (SFAS 123 Revised) utilizing the modified prospective approach. Prior to the adoption of SFAS 123 Revised, the Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly, recognized no compensation expense for stock options.

Under the modified prospective approach, SFAS No. 123 Revised applies to new awards and to awards that were outstanding on

July 1, 2005 that are substantially modified, repurchased or cancelled. Under the modified prospective approach, compensation cost to be recognized in fiscal 2006 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (ii) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 Revised. There was no compensation cost recognized in fiscal 2006 because all outstanding options were fully vested prior to June 30, 2005 and no new grants were awarded.

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair market value over the exercise price of the option. Prior to the adoption of SFAS 123 Revised, the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. In accordance with SFAS 123 Revised, future Consolidated Statements of Cash Flows presentations will report the tax benefits from the exercise of stock options as financing cash flows.

Prior to July 1, 2005, the Company had adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" in 2003 and SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997. Under SFAS No. 123, as amended by SFAS No. 148, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company adopted the disclosure-only provisions, as permitted by SFAS Nos. 123 and 148. In this regard, the Company applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock based plan. Accordingly, no compensation was recognized for grants under the Company's stock option plan. Had compensation cost for stock options granted been determined in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, net income and earnings per share for fiscal 2005 and 2004 would have been as follows:

Years Ended June 30,	2005	2004
Net income, as reported	$ 1,659,000	$ 853,000
Additional compensation cost determined under the fair value method for all stock option grants, net of income tax effect	-	101,000
Net income, pro forma	$ 1,659,000	$ 752,000
Basic earnings per share:		
As reported	$ 0.31	$ 0.16
Proforma	$ 0.31	$ 0.14
Diluted earnings per share:		
As reported	$ 0.30	$ 0.16
Proforma	$ 0.30	$ 0.14

See Note 6 to Consolidated Financial Statements for additional information concerning stock options.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. The most critical estimates made by the Company are those relating to inventory valuation reserves, goodwill impairment and the realization of deferred tax assets. Actual results could differ from those estimates.

Computation of Earnings Per Share

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options are exercised at the beginning of the period and the proceeds used to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings per share to diluted earnings per share for each of the last three years:

Years Ended June 30,	**2006**	2005	2004
Net income available to common stockholders	**$ 4,845,000**	$ 1,659,000	$ 853,000
Divided by:			
Weighted average common shares	**5,464,266**	5,418,952	5,414,357
Weighted average common share equivalents	**166,501**	114,430	74,153
Total weighted average common shares and common share equivalents	**5,630,767**	5,533,382	5,488,510
Basic earnings per share	**$ 0.89**	$ 0.31	$ 0.16
Diluted earnings per share	**$ 0.86**	$ 0.30	$ 0.16

For the fiscal years ended June 30, 2006 and 2005, the calculations include common share equivalents relating to all outstanding stock options because the average market price was higher than the exercise prices. For the fiscal year ended June 30, 2004, the calculations do not include options to acquire 28,000 shares, since their inclusion would have been anti-dilutive.

Continued on next page

Recent Accounting Developments

Accounting for Uncertainty in Income Taxes In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that FIN 48 may have an impact on the Company's financial statements when there is uncertainty regarding a certain tax position taken or to be taken. In such a situation, the provisions of FIN 48 will be utilized to evaluate, measure and record the tax position, as appropriate.

Accounting for Servicing of Financial Assets In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets," ("SFAS 156") which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company believes that SFAS 156 will not have an impact on the Company's consolidated financial statements because the Company does not service financial assets and liabilities.

Accounting for Certain Hybrid Financial Instruments In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which is an amendment of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company believes that SFAS 155 will not have an impact on the Company's consolidated financial statements because the Company does not engage in hybrid financial instruments, does not have any beneficial interests in securitized financial assets and does not have any special purpose entities.

Accounting Changes and Error Corrections In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which is a replacement of APB Opinion No. 20, "Accounting Changes" ("APB 20"), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 3"). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 will have an impact on the Company's financial statements in the future should there be voluntary changes in accounting principles.

Conditional Asset Retirement Obligations In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations," which is an interpretation of SFAS Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." The Company believes that FIN 47 will not have an impact on the Company's consolidated financial statements because the Company has not engaged in and does not anticipate engaging in any conditional asset retirement obligations.

NOTE 2

Goodwill

The Company's goodwill carrying amounts relate solely to the acquisitions of Custom Products in fiscal year 1998 and A-G in fiscal year 1999, which are two SFAS No. 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom Products is in the industrial products segment.

The composition of the net goodwill balance at June 30 by reporting segment is as follows:

	2006	2005
A-G (Geophysical Equipment Segment)	**$ 7,679,000**	$ 7,679,000
Custom Products (Industrial Products Segment)	**3,320,000**	3,363,000
	$ 10,999,000	$ 11,042,000

The acquisition of Custom Products generated tax deductible goodwill which exceeded the goodwill recorded for book purposes. The goodwill reduction for Custom Products during the year ended June 30, 2006 of $43,000 is a result of the tax benefits generated by the goodwill deduction for tax purposes.

As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2006 and 2005, and the tests indicated no impairment. The tests were conducted by management with the assistance of an independent valuation company. Step one of the goodwill impairment test is to compare the "fair value" of the reporting unit with its "carrying amount." The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying value, the Company considers goodwill not to be impaired. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. Any such impairment loss would be recognized in the Company's results of operations in the period in which the impairment loss arose. The Company's method of determining the fair value of the Custom and A-G reporting units is to obtain from the valuation company an estimate of the fair value of these reporting units based on up to three different valuation approaches: (a) a capitalized cash flow method, (b) a market approach that gives consideration to the prices paid for publicly traded stocks, and (c) a projected net income approach that examines the projected net income of certain publicly traded stocks and determines a multiple of earnings that the valuation specialist believes should be applied to the business unit's estimated earnings.

The Company reviewed the estimated fair values utilizing each of the above approaches, and utilized the discounted cash flow method when reviewing for impairment. The results of the other methods were also generally consistent with the Company's conclusion that goodwill was not impaired. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit, which has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the approach used.

Goodwill represents approximately 32% of the Company's total assets at June 30, 2006 and is thus a significant estimate by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago.

See Note 1 to Consolidated Financial Statements for additional information concerning goodwill.

NOTE 3

Inventories

Inventories at June 30 consist of the following:

	2006	2005
Finished goods	$ -	$ 1,586,000
Raw materials and sub-assemblies	7,917,000	5,811,000
Work-in-process	784,000	459,000
	8,701,000	7,856,000
Less-Reserve for inventory valuation	(505,000)	(715,000)
	$ 8,196,000	$ 7,141,000

Although the Company does not generally maintain finished goods inventory, at June 30, 2005 a large order was complete and was ready for shipment, awaiting final shipping destination information from the customer. The finished goods inventory balance at June 30, 2005 represents the cost of this order, which was recorded as a sale during the three months ended September 30, 2005.

A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonably supportable sales forecasts, an inventory valuation reserve has been established. The inventory valuation reserve is a significant estimate made by management. Actual results may differ from this estimate, and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2006 and 2005, approximately $1,253,000 and $1,944,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In certain instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2006, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $745,000. Management believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The inventory valuation reserve is adjusted at the close of each accounting period, as necessary, based on management's estimate of the valuation reserve required. This estimate is calculated on a consistent basis as determined by the Company's inventory valuation policy. Increases to the inventory valuation reserve result in a charge to cost of sales, and decreases to the reserve result in a credit to cost of sales. The inventory valuation reserve is also decreased when items are scrapped or disposed of. During the fiscal year ended June 30, 2006, the inventory valuation reserve was increased by $135,000, and disposals totaled $345,000.

Continued on next page

NOTE 4

Income Taxes

Income tax expense consists of the following for the three years ended June 30:

	2006	2005	2004
Current:			
Federal	**$ 2,130,000**	$ 275,000	$ (32,000)
State	**192,000**	96,000	72,000
Deferred:			
Federal	**239,000**	494,000	415,000
State	**24,000**	(24,000)	-
	$ 2,585,000	$ 841,000	$ 455,000

A reconciliation of the federal statutory rate to the effective tax rate reflected in the total provision for income taxes is as follows:

	2006	2005	2004
Statutory rate	**34 %**	34 %	34 %
State income taxes, net of federal tax benefit	**2**	1	4
Nondeductible expenses	**1**	1	1
Exempt income from foreign sales	**(2)**	(2)	(4)
Effective rate	**35 %**	34 %	35 %

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred income tax asset and liability accounts at June 30 were as follows:

	2006	2005
Net deferred tax asset - current:		
Tax loss carry-forward	**$ -**	$ 47,000
Inventory valuation reserve	**197,000**	279,000
Allowance for uncollectible accounts	**36,000**	28,000
	$ 233,000	$ 354,000
Net deferred tax liability-noncurrent:		
Tax loss carry-forward	**$ 24,000**	$ -
Alternative minimum tax credit carry-forward	**-**	38,000
Property, plant and equipment depreciation	**82,000**	68,000
Amortization of goodwill	**(542,000)**	(443,000)
	$ (436,000)	$ (337,000)

NOTE 5

Benefit Plans

The Company maintains defined contribution retirement plans covering substantially all employees who satisfy the age and service requirements of the plans. The Company's contributions to the plans are discretionary and for the years ended June 30, 2006, 2005 and 2004 amounted to $206,000, $219,000, and $213,000, respectively.

NOTE 6

Stock Options

The Company's 1993 Stock Option Plan provided for the granting of options to purchase up to 550,000 shares of Common Stock of the Company at a price not less than fair market value at date of grant. Options granted to employees are exercisable for a period of up to ten years. The plan also provided for the granting to non-employee directors of options to purchase 3,000 shares of Common Stock each time they were elected directors. Under the terms of the plan, no options can be granted subsequent to June 30, 2003 but options granted prior to that date shall remain in effect until such options have been exercised or terminated in accordance with the plan and the terms of such options.

A summary of the Stock Option Plan at June 30, 2006, 2005 and 2004 and the changes during the years ended on those dates is presented below.

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**311,975**	**$ 3.17**	335,000	$ 3.20	357,000	$ 3.39
Granted	**-**	**-**	-	-	-	-
Exercised	**(138,786)**	**$ 3.20**	(18,025)	$ 3.78	-	-
Expired	**(7,000)**	**$ 4.56**	(5,000)	$ 3.05	(22,000)	$ 6.32
Outstanding at end of year	**166,189**	**$ 3.08**	311,975	$ 3.17	335,000	$ 3.20

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At June 30, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At June 30, 2006	Weighted Average Exercise Price
$ 3.05 - $ 3.45	**166,189**	**1.6 Years**	**$ 3.08**	**166,189**	**$ 3.08**

The aggregate intrinsic value (market price at June 30, 2006 less the weighted average exercise price) of outstanding stock options at June 30, 2006 was approximately $1,494,000.

NOTE 7

Stockholders' Equity

Changes in issued Common Stock and Stockholders' Equity for each of the three years ended June 30, 2006 were as follows:

	Common Stock Shares	Common Stock Amount	Retained Earnings (Accumulated Deficit)	Total
Balance June 30, 2003	5,414,357	$ 26,152,000	$ (5,613,000)	$ 20,539,000
Net income	-	-	853,000	853,000
Balance June 30, 2004	5,414,357	26,152,000	(4,760,000)	21,392,000
Exercise of stock options	9,603	24,000	-	24,000
Net income	-	-	1,659,000	1,659,000
Balance June 30, 2005	5,423,960	26,176,000	(3,101,000)	23,075,000
Exercise of stock options	136,726	412,000	-	412,000
Net income	-	-	4,845,000	4,845,000
Balance June 30, 2006	**5,560,686**	**$ 26,588,000**	**$ 1,744,000**	**$ 28,332,000**

Continued on next page

NOTE 8

Commitments and Contingencies

Concentration of Credit Risk Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation and its short collection terms. The Company does not generally require collateral from its customers but, in certain cases, the Company does require the customer to provide a letter of credit or an advance payment. In limited cases, the Company will grant customers extended payment terms of up to 12 months. The Company establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers. Historically, the Company has not incurred significant credit related losses. The Company invests its excess cash in time deposits with maturities of usually less than one month in an effort to maintain safety and liquidity.

Financial Instruments The Company does not hold or issue financial instruments for trading or hedging purposes, nor does it hold interest rate, leveraged, or other types of derivative financial instruments. Fair values of accounts receivable, accounts payable and accrued expenses reflected in the June 30, 2006 and 2005 balance sheets approximate carrying values at those dates.

Lease Commitments The following table presents the Company's future minimum lease payments as of June 30, 2006 relating to its non-cancelable operating leases with terms in excess of one year:

Years Ended June 30	Amount
2007	$ 347,000
2008	200,000
2009	37,000
2010 and beyond	-
	$ 584,000

Under such operating leases, rent expense amounted to $373,000, $475,000 and $512,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company's leases for its Norwalk, Connecticut office and manufacturing facilities expire in 2008. The Company has options to renew such leases for an additional five year period.

The Company's lease for its North Haven, Connecticut manufacturing facility expires in 2009. The Company does not have an option to renew such lease.

The Company leased a building in Cypress, Texas from the former shareholder of A-G Geophysical Products, Inc. for $10,750 per month. The lease agreement, which expired in April 2005, also granted the Company an option to purchase the facility for $1,000,000 during the term of the lease. The Company exercised this option prior to its expiration in April 2005.

Employment Severance Agreements The Company has a severance compensation plan for the executive officers of the Company, except for the president and chief executive officer, which becomes operative upon their termination if such termination occurs within 24 months subsequent to a change in ownership of the Company, as defined in the plan.

The Company also has employment agreements with its president and chief executive officer and the president of A-G, which provide for severance in the case of voluntary or involuntary termination following a change in control. These employment agreements have terms through June 30, 2008 and 2009, respectively, subject to extension as set forth in the agreements.

The aggregate maximum potential severance liability under the above-mentioned agreements approximates $3,954,000 at June 30, 2006. No amounts were due as of that date because no events had occurred which would have required such liability.

Litigation From time to time, the Company is a party to routine litigation and proceedings that are considered part of the ordinary course of its business. The Company is not aware of any material current or pending litigation.

Securities and Exchange Commission Informal Inquiry By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. The Company has complied with the information requests of the Staff, and has not received any requests for additional information since 2004.

NOTE 9

Segment and Customer Information

The Company's reportable segments are "geophysical equipment" and "industrial products." Bolt Technology Corporation and A-G are in the geophysical equipment segment. Custom Products is in the industrial products segment. The following table provides selected financial information for each segment for the years ended June 30, 2006, 2005 and 2004.

		Geophysical Equipment	Industrial Products	Total
	Fiscal 2006			
Sales		**$ 29,393,000**	**$ 3,198,000**	**$ 32,591,000**
Interest income		**135,000**	-	**135,000**
Depreciation and amortization		**274,000**	**20,000**	**294,000**
Income before income taxes		**6,759,000**	**671,000**	**7,430,000**
Segment assets		**29,875,000**	**4,736,000**	**34,611,000**
Fixed asset additions		**971,000**	**23,000**	**994,000**
	Fiscal 2005			
Sales		$ 15,551,000	$ 3,245,000	$ 18,796,000
Interest income		47,000	-	47,000
Depreciation and amortization		262,000	22,000	284,000
Income before income taxes		1,903,000	597,000	2,500,000
Segment assets		22,676,000	4,640,000	27,316,000
Fixed asset additions		1,208,000	30,000	1,238,000
	Fiscal 2004			
Sales		$ 11,743,000	$ 3,063,000	$ 14,806,000
Interest income		15,000	-	15,000
Depreciation and amortization		250,000	29,000	279,000
Income before income taxes		775,000	533,000	1,308,000
Segment assets		17,828,000	4,746,000	22,574,000
Fixed asset additions		102,000	20,000	122,000

The Company does not allocate income taxes to segments.

Continued on next page

The following table reports sales by country for the years ended June 30, 2006, 2005 and 2004. Sales are attributed to each country based on the location of the customer.

	2006	2005	2004
United States	**$ 9,321,000**	$ 9,728,000	$ 6,575,000
Norway	**6,969,000**	3,105,000	3,796,000
United Arab Emirates	**6,068,000**	773,000	90,000
People's Republic of China	**2,494,000**	417,000	896,000
France	**2,118,000**	1,191,000	809,000
India	**1,820,000**	158,000	108,000
Singapore	**1,240,000**	448,000	429,000
United Kingdom	**715,000**	1,141,000	876,000
Japan	**621,000**	747,000	350,000
Former Soviet Union	**387,000**	336,000	377,000
Canada	**301,000**	206,000	133,000
Germany	**66,000**	32,000	32,000
Mexico	**29,000**	109,000	135,000
Other	**442,000**	405,000	200,000
	$ 32,591,000	$ 18,796,000	$ 14,806,000

A relatively small number of customers has accounted for the Company's geophysical equipment segment sales. Customers accounting for 10% or more of consolidated sales for 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Customer A	**22 %**	14 %	7 %
Customer B	**8 %**	11 %	10 %

NOTE 10

Accrued Expenses

Accrued expenses at June 30 consist of the following:

	2006	2005
Compensation and related taxes	**$ 1,176,000**	$ 600,000
Compensated absences	**308,000**	270,000
Commissions payable	**533,000**	102,000
Other	**279,000**	70,000
	$ 2,296,000	$ 1,042,000

NOTE 11

Quarterly Results (unaudited)

The following table summarizes results for each of the four quarters in the years ended June 30, 2006 and 2005.

	Quarter Ended			
Fiscal 2006	Sept. 30	Dec. 31	March 31	June 30
Sales	**$ 7,994,000**	**$ 6,567,000**	**$ 8,418,000**	**$ 9,612,000**
Gross profit	**3,040,000**	**2,740,000**	**3,323,000**	**4,439,000**
Income before taxes	**1,610,000**	**1,377,000**	**1,962,000**	**2,481,000**
Net income	**1,020,000**	**897,000**	**1,307,000**	**1,621,000**
Basic earnings per share	**$ 0.19**	**$ 0.17**	**$ 0.24**	**$ 0.29**
Diluted earnings per share	**$ 0.18**	**$ 0.16**	**$ 0.23**	**$ 0.29**

	Quarter Ended			
Fiscal 2005	Sept. 30	Dec. 31	March 31	June 30
Sales	$ 3,839,000	$ 4,467,000	$ 5,115,000	$ 5,375,000
Gross profit	1,522,000	1,880,000	1,993,000	2,428,000
Income before taxes	340,000	449,000	698,000	1,013,000
Net income	211,000	277,000	483,000	688,000
Basic earnings per share	$ 0.04	$ 0.05	$ 0.09	$ 0.13
Diluted earnings per share	$ 0.04	$ 0.05	$ 0.09	$ 0.12

COMMON STOCK DATA

The Company's Common Stock is listed on the American Stock Exchange under the symbol "BTJ." The following table sets forth the high and low sales prices for our Common Stock for the quarters indicated:

Fiscal 2006	High	Low
First Quarter	**$ 8.84**	**$ 6.45**
Second Quarter	**15.00**	**6.67**
Third Quarter	**19.85**	**10.20**
Fourth Quarter	**16.20**	**10.26**

Fiscal 2005	High	Low
First Quarter	$ 4.73	$ 3.60
Second Quarter	5.25	3.80
Third Quarter	6.80	4.85
Fourth Quarter	6.80	5.16

The number of stockholders of record at September 20, 2006 was 217. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our Common Stock is held of record in broker "street names."

We have not paid a dividend since 1985. We do not intend to pay cash dividends on our Common Stock in the foreseeable future. Any decision to pay cash dividends will depend upon our growth, profitability, financial condition and other factors that the Board of Directors may deem relevant.

Note Regarding Forward-Looking Statements

Forward-looking statements in this Annual Report, future filings by the Company with the Securities and Exchange Commission, the Company's press releases and oral statements by authorized officers of the Company are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include statements about anticipated financial performance, future revenues or earnings, business prospects, new products, anticipated energy industry activity, anticipated market performance, planned production and shipping of products, expected cash needs and similar matters. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation (i) the risk of technological change relating to the Company's products and the risk of the Company's inability to develop new competitive products in a timely manner, (ii) the risk of changes in demand for the Company's products due to fluctuations in energy industry activity, (iii) the Company's reliance on certain significant customers, (iv) risks associated with a significant amount of foreign sales, and (v) the risk of fluctuations in future operating results. The Company believes that forward-looking statements made by it are based on reasonable expectations. However, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements. The words "estimate," "project," "anticipate," "expect," "predict," "believe" and similar expressions are intended to identify forward-looking statements.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Raymond M. Soto (1)
Chairman, President
and Chief Executive Officer

Kevin M. Conlisk (1)(2)(4)
Principal and Chief Financial Officer
Alinabal Holdings Corporation

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Michael H. Flynn (3)(4)
Retired, Former Vice Chairman
Connecticut Community Bank, N.A.

George R. Kabureck (2)(3)(4)
Retired, Former Senior Vice
President, Administration
Norwalk Hospital

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

Stephen F. Ryan (2)(4)
Retired, Former Chairman and CEO
Selas Corporation

Gerald H. Shaff
President
Custom Products Corporation

Gerald A. Smith (1)(2)(3)(4)
Chief Executive Officer
Fiserv Lending Solutions

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Executive Compensation Committee
(4) Member, Nominating Committee

EXECUTIVE OFFICERS

Raymond M. Soto
Chairman, President
and Chief Executive Officer

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

BOLT RESEARCH DIVISION

Norwalk, Connecticut

John Andros
Vice President, Operations Support

Augustus W. Merwin
Vice President, Manufacturing

Michael A. Saunders
Vice President, Technical Sales

Radha R. Khurana
Controller

CUSTOM PRODUCTS CORPORATION

North Haven, Connecticut

Gerald H. Shaff
President

Philip H. Bacon
Vice President, Engineering

A-G GEOPHYSICAL PRODUCTS, INC.

Cypress, Texas

Michael C. Hedger
President

GENERAL COUNSEL

Levett Rockwood P.C.
Westport, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Stamford, Connecticut

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, November 21, 2006, at the Doubletree Hotel, 789 Connecticut Avenue, Norwalk, Connecticut 06854.

FORM 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained, without cost, upon request to the Secretary, Bolt Technology Corporation, Four Duke Place, Norwalk, Connecticut 06854.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: (800) 635-9270
Internet: www.melloninvestor.com

CORPORATE HEADQUARTERS

Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut 06854
Telephone: (203) 853-0700
Internet: www.bolt-technology.com



WWW.BOLT-TECHNOLOGY.COM

CORPORATE INFORMATION

BOARD OF DIRECTORS

Raymond M. Soto [1]
Chairman, President
and Chief Executive Officer

Kevin M. Conlisk [1][2][4]
Principal and Chief Financial Officer
Alinabal Holdings Corporation

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Michael H. Flynn [3][4]
Retired, Former Vice Chairman
Connecticut Community Bank, N.A.

George R. Kabureck [2][3][4]
Retired, Former Senior Vice
President, Administration
Norwalk Hospital

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

Stephen F. Ryan [2][4]
Retired, Former Chairman and CEO
Selas Corporation

Gerald H. Shaff
President
Custom Products Corporation

Gerald A. Smith [1][2][3][4]
Chief Executive Officer
Fiserv Lending Solutions

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Executive Compensation Committee
(4) Member, Nominating Committee

EXECUTIVE OFFICERS

Raymond M. Soto
Chairman, President
and Chief Executive Officer

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

BOLT RESEARCH DIVISION

Norwalk, Connecticut

John Andros
Vice President, Operations Support

Augustus W. Merwin
Vice President, Manufacturing

Michael A. Saunders
Vice President, Technical Sales

Radha R. Khurana
Controller

GENERAL COUNSEL

Levett Rockwood P.C.
Westport, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Stamford, Connecticut

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, November 21, 2006, at the Doubletree Hotel, 789 Connecticut Avenue, Norwalk, Connecticut 06854.

FORM 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained, without cost, upon request to the Secretary, Bolt Technology Corporation, Four Duke Place, Norwalk, Connecticut 06854.

CUSTOM PRODUCTS CORPORATION

North Haven, Connecticut

Gerald H. Shaff
President

Philip H. Bacon
Vice President, Engineering

A-G GEOPHYSICAL PRODUCTS, INC.

Cypress, Texas

Michael C. Hedger
President

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: (800) 635-9270
Internet: www.melloninvestor.com

CORPORATE HEADQUARTERS

Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut 06854
Telephone: (203) 853-0700
Internet: www.bolt-technology.com



WWW.BOLT-TECHNOLOGY.COM